Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted:	IMG IAG 151.6MM

FOR IMMEDIATE RELEASE: October 19, 2005	No. 13/05

IAMGOLD REPORTS ADDITIONAL RESULTS AT QUIMSACOCHA

Toronto, Ontario, October 19, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 13 diamond drill holes on its 100% owned Quimsacocha project in Ecuador, including an intersection of 25 metres averaging 17.9 grams per tonne (g/t) gold, 49.5g/t silver and 1.7% copper in hole 226. Quimsacocha is located 40 kilometres southwest of the city of Cuenca in southern Ecuador.

Joe Conway, President and CEO of IAMGOLD, commented on the continued good results from the project, stating: “We are delighted that drilling at Quimsacocha continues to be encouraging. It is clear that whatever the resource estimate shows us at the end of October the deposit has the potential to become bigger as we are already intersecting mineralization well south of where the resource model was defined. Given the results to date, we have increased our exploration spending at Quimsacocha from $3.9 to $5.3 million for 2005, in support of further drilling and testing.”

These results indicate the continuation of the Quimsacocha deposit to the south east and that the deposit is still open in that direction. Of the 13 holes reported in this press release, six (Holes - 224, 225, 226, 227, 228, 230) will be used in the independent resource calculation, by Roscoe Postle Associates Inc., due out later this month. The significant results are shown in Table 1 and the collar locations of the inclined drill holes are shown in Figure 1.

Conference Call - Third Quarter results
A conference call to review the Corporation’s third quarter results will take place on Monday, October 31, 2005 at 3:00 p.m. EST. Local call-in number: 416-640-4127 and N.A. toll-free: 1-800-814-4857. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from approximately 5:00 pm October 31 to November 7, 2005 by dialing local: 416-640-1917, passcode: 21158764# and N.A. toll-free: 1-877-289-8525, passcode: 21158764#. A replay will also be available on IAMGOLD’s website.

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Table 1
Significant Intersections from 2005 Drilling
At Quimsacocha as Reported on October 17, 2005
(Intersections where gold values are > 5 g/t are highlighted)
Hole	From	To	Length	Gold	Silver	Copper
(m)	(m)	(m)	(g/t)	(g/t)	(%)
224*	167.9	190.3	22.4	2.4	15.7	0.2
225*	80.0	158.4	78.4	2.0	10.3	0.0
226*	123.6	129.9	6.3	22.5	51.8	1.7
including	124.9	126.6	1.7	75.8	153.5	5.9
	154.3	179.7	25.4	17.9	49.5	1.7
including	172.4	177.4	5.0	57.3	98.2	3.9
227*	144.0	148.0	4.0	10.1	53.9	0.5
228*	26.0	27.1	1.1	2.2	2.9	1.7
	100.9	104.4	3.5	1.3	6.2	0.1
229	140.2	167.7	27.5	4.5	pending	pending
including	147.0	152.3	5.3	15.2	pending	pending
	201.6	219.7	18.1	1.8	pending	pending
230*	137.3	167.9	30.6	5.1	47.1	0.3
including	156.0	166.0	10.0	7.6	79.8	0.5
	186.0	189.0	3.0	7.0	28.3	0.1
	201.0	205.0	4.0	11.6	140.5	0.5
232	160.5	186.0	25.5	1.7	18.9	0.1
234	131.0	201.3	70.3	3.3	25.0	0.1
235	123.6	149.2	25.6	4.0	17.2	0.4
237	152.0	164.3	12.3	2.0	4.5	0.0
238	pending
239	139.0	183.0	44.0	3.5	40.0	0.1
	223.2	257.9	34.7	2.3	22.60	0.1

Note:  Holes 231 and 236 were abandoned due to difficulties with drill rig.
Hole 233 was outside the mineralized zone and was not sampled.
* - denotes holes included in the resource calculation.

Qualified Person/Quality Control Notes
Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru and copper and silver analyses were carried out by the same laboratory.

The “Qualified Person” reviewing the work at Quimsacocha is Dennis Jones, P. Geo, Vice-President Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones		Lisa Doddridge
Vice President Exploration		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Figure 3

NW
SE
3 800
3 700
3 600
3 500
3 800
3 700
3 600
3 500
IQD-239
IQD-234
131 - 201.3m
70.3m @ 3.3g/t Au,
25g/t Ag, 0.1% Cu
139 - 183m
44m @ 3.5g/t Au,
40g/t Ag, 0.1% Cu
Including:
157 - 163m
6m @ 6.1g/t Au,
68.2g/t Ag, 0.1% Cu
223.2 - 257.9m
34.7m @ 2.3g/t Au,
22.6g/t Ag, 0.1% Cu
Including:
244.3 - 252m
7.7m @ 4.3g/t Au,
37.7g/t Ag
0
50
100 m
Silicified zone

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